UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CLEARWIRE CORPORATION
 (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

18538Q105
 (CUSIP Number)

Mr. Jonathan Fiorello Mount Kellett Capital Management LP 623 Fifth Avenue, 18th Floor New York, NY 10022 (212) 588-6100	H. Lee S. Hobson Highside Capital Management, L.P. 100 Crescent Court, Suite 860, Dallas, TX 75201 (214) 855-2300
Mark Horowitz Glenview Capital Management, LLC 767 Fifth Avenue, 44th Floor New York, NY 10153 (212) 812-4700	Mark D. Lerner Chesapeake Partners Management Co., Inc. 2800 Quarry Lake Drive, Suite 300 Baltimore, MD 21209 (410) 602-0195
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 2 of 14 Pages

1.	Names of Reporting Persons. Mount Kellett Capital Management LP
2.	Check the Appropriate Box if a Member of a Group (a) [ X ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	127,409,917
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14.	Type of Reporting Person: PN, IA

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 3 of 14 Pages

1.	Names of Reporting Persons. Highside Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	127,409,917
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14.	Type of Reporting Person: PN, IA

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 4 of 14 Pages

1.	Names of Reporting Persons. Highside Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	127,409,917
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14.	Type of Reporting Person: OO, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 5 of 14 Pages

1.	Names of Reporting Persons. H. Lee S. Hobson
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	127,409,917
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 6 of 14 Pages

1.	Names of Reporting Persons. Glenview Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	127,409,917
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 7 of 14 Pages

1.	Names of Reporting Persons. Lawrence M. Robbins
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	127,409,917
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 8 of 14 Pages

1.	Names of Reporting Persons. Chesapeake Partners Management Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	127,409,917
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14.	Type of Reporting Person: CO, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 9 of 14 Pages

1.	Names of Reporting Persons. C P Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	127,409,917
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 10 of 14 Pages

1.	Names of Reporting Persons. Mark D. Lerner
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	127,409,917
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

CUSIP No.: 18538Q105	Page 11 of 14 Pages

1.	Names of Reporting Persons. Traci Lerner
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	127,409,917
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	127,409,917
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,409,917
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.2%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 12 of 14 Pages

Item 1.                                Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the Schedule 13D filed by Mount Kellett Capital Management LP on November 1, 2012 (the “Initial Schedule 13D”), as amended by Amendment No. 1, filed on December 17, 2012, Amendment No. 2, filed on January 17, 2013, and Amendment Nos. 3, 4 and 5 filed by the Reporting Persons on May 3, 2013, May 22, 2013 and June 3, 2013, respectively (collectively with the Initial Schedule 13D, the “Amended Schedule 13D”). This Amendment No. 6 is being filed by the undersigned pursuant to §240.13d-2(a), with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), of Clearwire Corporation, a Delaware corporation (the “Issuer” or “Company”), whose principal executive offices are located at 1475 120th Avenue Northeast, Bellevue, WA 98005. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D.

Item 4.                                Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented as follows:

On Wednesday, June 12, 2013, the Company announced that it plans to adjourn its shareholder meeting (at which a vote was expected to be held on the Merger with Sprint) that was scheduled to be held on Thursday, June 13, 2013 and plans to reconvene the shareholder meeting on Monday, June 24, 2013. In light of the foregoing, the Reporting Persons unanimously agreed to extend the Group Agreement through Tuesday, June 25, 2013, unless the Group Agreement is earlier terminated.

Except as described above and in the Amended Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 7.                                Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7.12:                      Joint Filing Agreement

SCHEDULE 13D

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOUNT KELLETT CAPITAL MANAGEMENT LP
By:	Mount Kellett Capital Management GP LLC, its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello, Chief Operating Officer

HIGHSIDE CAPITAL MANAGEMENT, L.P.
By:	Highside Management, LLC, its general partner

By:	/s/ H. Lee S. Hobson
H. Lee S. Hobson, Managing Member

HIGHSIDE MANAGEMENT, LLC
By:	/s/ H. Lee S. Hobson
H. Lee S. Hobson, Managing Member

H. LEE S. HOBSON
/s/ H. Lee S. Hobson

GLENVIEW CAPITAL MANAGEMENT, LLC
By:	/s/ Mark J. Horowitz
Mark J. Horowitz, Chief Operating Officer and General Counsel

LAWRENCE M. ROBBINS
By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Lawrence M. Robbins

CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
By:	/s/ Mark D. Lerner
Mark D. Lerner, Vice President

SCHEDULE 13D

Page 14 of 14 Pages

C P MANAGEMENT, L.L.C.
By:	Chesapeake Partners Management Co., Inc., its sole member and owner

By:	/s/ Mark D. Lerner
Mark D. Lerner, Vice President

MARK D. LERNER
/s/ Mark D. Lerner

TRACI LERNER
/s/ Traci Lerner

June 14, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).